Exhibit 99.2

ANNOUNCEMENTS

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 2 October 2018

1 October 2018

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid's registered capital as at 30 September 2018 consisted of 3,676,137,669 ordinary shares, of which, 277,569,377 were held as treasury shares; leaving a balance of 3,398,568,292 shares with voting rights.
The figure of 3,398,568,292 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules.

Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

National Grid plc ('National Grid' or 'NG')
National Grid USA
National Grid North America Inc.

28 September 2018
Publication of Annual Reports and Accounts - Group Companies With Listed Debt
In June 2018, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority's document viewing facility - the National Storage Mechanism (NSM) - situated at:
www.morningstar.co.uk/uk/NSM
We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed debt have been issued to shareholders.
National Grid USA
National Grid North America Inc.
In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to and will shortly be available for public inspection at the NSM.
Copies of the all the above documents are also available electronically on the NG website at:
www.nationalgrid.com

Contact: Alice Parker, Senior Assistant Company Secretary (020 7004 3228)

21 September 2018

Investor teach-in events in London and New York
We are hosting teach-in events designed to give investors a detailed understanding of our UK transmission businesses.
At these events, we will review our performance under RIIO - T1, and discuss our preparations for the RIIO - T2 price control that are well underway.  We will also review the wide range of opportunities in our UK businesses to create value for customers and shareholders in the future.
The first event will be held in London today, followed by a repeat event in New York on Monday, 24 September.
No material updates on current trading will be provided.
All presentations are available on the National Grid's investor website http://investors.nationalgrid.com. Webcast replay of the event will be available on Tuesday, 25 September.

CONTACTS
Investors and Analysts

Aarti Singhal	+44 (0) 20 7004 3170	+44 (0) 7989 492447 (m)
Will Jackson James Flanagan Tom Edwards	+44 (0) 20 7004 3166 +44 (0) 20 7004 3129 +44 (0) 20 7004 3460	+44 (0) 7584 206578 (m) +44 (0) 7970 778952 (m) +44 (0) 7976 962791 (m)

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Alice Parker

Date of notification: 2018.09.17

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Westcott
2	Reason for the notification
a)	Position/status	Group HR Director and Group Commercial Property Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)	Prices Volume(s) GBP 8.079 15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.09.12
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.09.17

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alison Kay
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volume(s) GBP 8.079 16
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.09.12
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.09.17

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Interim Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volume(s) GBP 8.079 19

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.09.12
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.09.17

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volume(s) GBP 8.079 19
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.09.12
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.09.17

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lucy Nicola Shaw
2	Reason for the notification
a)	Position/status	Executive Director, UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volume(s) GBP 8.079 19

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.09.12
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.09.17

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Monthly purchase of securities under the National Grid Employee Stock Purchase Plan
c)	Price(s) and volume(s)	Prices Volume(s) $44.619135 40.397470

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.09.04
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.09.06

5 September 2018

National Grid plc (National Grid)

Voting Rights and Capital Update
National Grid's registered capital as at 31 August 2018 consisted of 3,676,137,669 ordinary shares, of which, 277,651,976 were held as treasury shares; leaving a balance of 3,398,485,693 shares with voting rights.
The figure of 3,398,485,693 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules.
Contact: Ceri James, Assistant Company Secretary (020 7004 3116)